EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Crown Crafts, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-136868, No. 333-183298 and No. 333-200037 on Form S-8 of Crown Crafts, Inc. and subsidiaries of our report dated June 14, 2017, with respect to the consolidated balance sheets of Crown Crafts, Inc. and subsidiaries as of April 2, 2017 and April 3, 2016, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended April 2, 2017, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 2, 2017, which reports appear in the April 2, 2017 annual report on Form 10-K of Crown Crafts, Inc. and subsidiaries.

/s/ KPMG LLP

Baton Rouge, Louisiana

June 14, 2017